Exhibit 3.1

CAREDX, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A MANDATORILY CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151 OF THE

DELAWARE GENERAL CORPORATION LAW

The undersigned, Peter Maag, does hereby certify that:

1. He is the President and Chief Executive Officer of CareDx, Inc., a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue 10,000,000 shares of preferred stock, none of which are issued and outstanding.

3. The following resolutions were duly adopted by a duly authorized committee (the “Committee”) of the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them, and such authority has been delegated to the Committee; and

WHEREAS, it is the desire of the Committee, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 5,000,000 shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Committee does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the powers, designation, rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

Section 1. Designation, Amount and Par Value. The series of preferred stock shall be designated as the Corporation’s Series A Mandatorily Convertible Preferred Stock (the “Series A Mandatorily Convertible Preferred Stock”) and the number of shares so designated shall be 5,000,000 (which shall not be subject to increase without the written consent of holders (each, a “Holder” and collectively, the “Holders”) of a majority of shares of the Series A Mandatorily Convertible Preferred Stock). Each share of Series A Mandatorily Convertible Preferred Stock shall have a par value of $0.001 per share.

Section 2. Dividends; No Redemption.

a) Dividends. Holders shall not be entitled to receive any dividends on shares of Series A Mandatorily Convertible Preferred Stock.

b) No Redemption. Subject to Section 4(c), the Series A Mandatorily Convertible Preferred Stock shall not be redeemable at the election of the Corporation.

Section 3. Voting Rights. Except as required by the General Corporation Law of Delaware or as set forth in Section 6, (i) the Holders of Series A Mandatorily Convertible Preferred Stock shall have no voting rights, and (ii) the Series A Mandatorily Convertible Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on any matter.

Section 4. Liquidation Preference.

a) Liquidation Event. In the event of any liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the Holders of Series A Mandatorily Convertible Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”) or any other series of preferred stock issued subsequent to the Original Issue Date (as defined below) with liquidation preferences junior to the Series A Mandatorily Convertible Preferred Stock, an amount equal to $3.99 per whole share of Series A Mandatorily Convertible Preferred Stock (appropriately adjusted for any stock split, stock dividend, recapitalization or similar event) (the “Original Issue Price”). If upon liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the assets of the Corporation available for distribution to the Holders of the Series A Mandatorily Convertible Preferred Stock and to the holders of all other series of preferred stock issued subsequent to the Original Issue Date with liquidation preferences on parity with the Series A Mandatorily Convertible Preferred Stock (the “Parity Stock”) shall be insufficient to pay such Holders of the Series A Mandatorily Convertible Preferred Stock an amount equal to the Original Issue Price for each such share of Series A Mandatorily Convertible Preferred Stock, then the Holders of the Series A Mandatorily Convertible Preferred Stock shall share ratably with the holders of Parity Stock in any distribution of assets according to the amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Upon liquidation, dissolution or winding up or a Deemed Liquidation Event and the payment of an amount equal to the Original Issue Price for each share of Series A Mandatorily Convertible Preferred Stock, the Holders of the Series A Mandatorily Convertible Preferred Stock as such shall not be entitled to share in the remaining assets of the Corporation and the Series A Mandatorily Convertible Preferred Stock shall be considered canceled and void. The “Original Issue Date” shall mean the date on which the first share of Series A Mandatorily Convertible Preferred Stock was issued.

b) Deemed Liquidation Events. Each of the following events shall be considered a “Deemed Liquidation Event” unless the Holders of a majority of the outstanding shares of Series A Mandatorily Convertible Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(i) a merger or consolidation in which

(1)	the Corporation is a constituent party or

(2)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

c) Notice of Deemed Liquidation Event. In the event of a Deemed Liquidation Event referred to in Section 4(b)(ii), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law of Delaware within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each Holder of Series A Mandatorily Convertible Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Mandatorily Convertible Preferred Stock, and (ii) if the Holders of a majority of the then outstanding shares of Series A Mandatorily Convertible Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Mandatorily Convertible Preferred Stock at a price per share equal to the Original Issue Price. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Mandatorily Convertible Preferred Stock, the Corporation shall ratably redeem each Holder’s shares of Series A Mandatorily Convertible Preferred Stock to the fullest extent of such Available Proceeds and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

d) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

Section 5. Mandatory Conversion.

a) Mandatory Conversion Upon Stockholder Approval. Upon the Corporation obtaining Stockholder Approval (as defined below) (the time of obtaining such Stockholder Approval is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Series A Mandatorily Convertible Preferred Stock shall automatically be converted into shares of Common Stock (the “Mandatory Conversion”), at the then effective conversion rate as calculated pursuant to Section 5(c) and (ii) such shares may not be reissued as shares of such series by the Corporation. For purposes hereof, the following terms shall have the following meanings:

“Common Shares” means the shares of Common Stock issued pursuant to the Purchase Agreement.

“Purchase Agreement” means the Securities Purchase Agreement, dated on or about April 12, 2016, among the Corporation and the original Holders (“Original Holders”), as amended, modified or supplemented from time to time.

“Securities” means the Common Shares, Series A Mandatorily Convertible Preferred Stock, Underlying Preferred Shares, Warrants and Warrant Shares issued or to be issued upon conversion or exercise of the Series A Mandatorily Convertible Preferred Stock or Warrants, as the case may be, to the Original Holders pursuant to the Purchase Agreement.

“Stockholder Approval” shall mean the time after which the Corporation shall have obtained stockholder approval, in accordance with the Corporation’s amended and restated bylaws, of the Corporation’s stockholders in accordance with Section 5635(e)(4) of the Equity Rules of The NASDAQ Stock Market (or any successor provisions thereto) with respect to the issuance of all of the Securities as described in the Purchase Agreement, including, without limitation, the issuance of the Common Stock issuable upon conversion of the Series A Mandatorily Convertible Preferred Stock, the issuance of the Warrant Shares upon exercise of the Warrants and the exercise price adjustment provisions of the Warrants.

“Underlying Preferred Shares” means the shares of Common Stock issued upon a Mandatory Conversion of the Series A Mandatorily Convertible Preferred Stock.

“Warrant” means the warrants issued to the Original Holders pursuant to the Purchase Agreement.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants issued to the Original Holders pursuant to the Purchase Agreement.

b) Procedural Requirements. All Holders of record of shares of Series A Mandatorily Convertible Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Mandatorily Convertible Preferred Stock pursuant to this Section 5(b). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Holder of shares of Series A Mandatorily Convertible Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered Holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Mandatorily Convertible Preferred Stock converted pursuant to Section 5(a), including the rights, if any, to receive notices and vote (other than notice of the Mandatory Conversion Time or as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the Holder or Holders thereof to surrender the certificates at or prior to such time), except only the rights of the Holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5(b). As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Mandatorily Convertible Preferred Stock, the Corporation shall issue and deliver to such Holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 5(d) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion. Such converted Series A Mandatorily Convertible Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Mandatorily Convertible Preferred Stock accordingly.

c) Conversion Ratio. Each share of Series A Mandatorily Convertible Preferred Stock shall be convertible at the Mandatory Conversion Time into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” shall initially be equal to $3.99. Such initial Conversion Price, and the rate at which shares of Series A Mandatorily Convertible Preferred Stock may be converted into shares of Common Stock at the Mandatory Conversion Time, shall be subject to adjustment as provided in this Section 5.

d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Mandatorily Convertible Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Mandatorily Convertible Preferred Stock the Holder is at the time having converted into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

e) Reservation of Shares. The Corporation shall at all times when the Series A Mandatorily Convertible Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Mandatorily Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Mandatorily Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Mandatorily Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Mandatorily Convertible Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

f) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Mandatorily Convertible Preferred Stock pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Mandatorily Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

g) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

h) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of Series A Mandatorily Convertible Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the Holders of Series A Mandatorily Convertible Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Mandatorily Convertible Preferred Stock had been converted into Common Stock on the date of such event.

i) Adjustment for Merger or Reorganization, Etc. Subject to the provisions of Section 4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not one or more series of Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Mandatorily Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Mandatorily Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the Holders of Series A Mandatorily Convertible Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Conversion Price of such Series A Mandatorily Convertible Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such Series A Mandatorily Convertible Preferred Stock. For the avoidance of doubt, nothing in this Section 5(i) shall be construed as preventing the Holders of Series A Mandatorily Convertible Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law of Delaware in connection with a merger triggering an adjustment hereunder, nor shall this Section 5(i) be deemed conclusive evidence of the fair value of the shares of Series A Mandatorily Convertible Preferred Stock in any such appraisal proceeding.

j) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of Series A Mandatorily Convertible Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Mandatorily Convertible Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any Holder of Series A Mandatorily Convertible Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such Holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock, if any, and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Mandatorily Convertible Preferred Stock.

Section 6. Amendment. At any time when any shares of Series A Mandatorily Convertible Preferred Stock are outstanding, neither the certificate of incorporation of the Corporation nor this Certificate of Designation shall be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Mandatorily Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the Holders of a majority of the outstanding shares of Series A Mandatorily Convertible Preferred Stock, voting separately as a class.

Section 7. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any written notice of the Mandatory Conversion Time, shall be in writing and delivered personally, by facsimile or other electronic delivery, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at 3260 Bayshore Boulevard, Brisbane, California 94005, Attention: Corporate Secretary, facsimile number (415) 287-2450, or such other facsimile number or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 7(a). Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or other electronic delivery, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next trading day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a trading day or later than 5:30 p.m. (New York City time) on any trading day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Series A Mandatorily Convertible Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Mandatorily Convertible Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, reasonably satisfactory to the Corporation.

c) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 13th day of April, 2016.

/s/ Peter Maag
Name: Peter Maag
Title: President and Chief Executive Officer